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September 27, 2019	Marc A. Rubenstein T +1 617 951 7826 marc.rubenstein@ropesgray.com

BY FEDEX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Tonya K. Aldave and Dietrich King

Re:	Beam Therapeutics Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 6, 2019
CIK No. 0001745999

Ladies and Gentlemen:

On behalf of Beam Therapeutics Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the Amendment No. 1 to Draft Registration Statement as confidentially submitted on September 6, 2019 (“Amendment No. 1”), are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated September 23, 2019 regarding Amendment No. 1. To assist your review, we have presented the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.    We note your response to comment 1 and your revised disclosure. For each of the referenced statements please add balancing disclosure to convey that there is no guarantee that you will be able to demonstrate the same results in clinical trials. In the alternative, please remove the following statements:

•	“we have demonstrated the ability to create the naturally-occurring ‘Makassr,’” on pages 4 and 136;

September 27, 2019

•	“[w]e have demonstrated the ability of base editors to perform simultaneous multiplex editing with very high efficiencies and without any detectable chromosomal rearrangements,” on pages 4 and 138;

•

“[o]ur AATD base editing program has demonstrated in cell lines the ability to directly correct the E342K point mutation, potentially addressing both the lung and liver components of the disease,” on page 4;

•	“[o]ur base editors have demonstrated in cell lines the ability to repair the two most prevalent mutations that cause the disease,” on page 4; and

•	“[o]ur base editing approach, delivered through AAV viral vectors, has demonstrated in cell lines the ability to repair the G1961E point mutation,” on page 5.

Response to Comment 1: Based on the Staff’s comment, the Company has revised the Registration Statement for each of the referenced statements above to convey that there is no guarantee that the Company will be able to demonstrate the same results in clinical trials.

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Please do not hesitate to call me at 617-951-7826 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Marc Rubenstein

Marc A. Rubenstein

cc:	John Evans (Beam Therapeutics Inc.)
Thomas J. Danielski (Ropes & Gray LLP)